Exhibit 3.1

AMENDMENT NO. 2
TO THE
THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
K-SEA TRANSPORTATION PARTNERS L.P.

This Amendment No. 2 (this “Amendment No. 2”) to the Third Amended And Restated Agreement of Limited Partnership (as amended to the date hereof, the “Partnership Agreement”) of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Partnership”), is hereby adopted effective as of May 7, 2009, by K-Sea General Partner L.P., a Delaware limited partnership, as the General Partner of the Partnership.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Partnership Agreement.

WHEREAS, the General Partner desires to modify the Partnership Agreement to provide for the receipt of Common Units in lieu of cash payments on its Incentive Distribution Rights and General Partner Interest;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement, without the approval of any Partner or Assignee to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment No. 2 does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.               Amendments.  The Partnership Agreement is hereby amended by inserting the following Section 6.10:

Section 6.10.                             Special Provisions Relating to the Receipt of Common Units In Lieu of Distributions on Incentive Distribution Rights and the General Partner Interest.

(a)           The General Partner and the holders of Incentive Distribution Rights may elect to receive distributions of Available Cash with respect to a Quarter determined pursuant to Section 6.4, in whole or in part, in the form of Common Units instead of cash (an “In-Kind Distribution Quarter”) to the extent approved in advance by the Conflicts Committee.  For any In-Kind Distribution Quarter, the Partnership will distribute to the General Partner and the holders of Incentive Distribution Rights, Pro Rata, a number of Common Units of the Partnership equal to (i) (A) the amount that would be payable to the General Partner or the holders of Incentive Distribution Rights pursuant to Section 6.4 with respect to such Quarter, less (B) the amount payable to the General Partner or the holders of Incentive Distribution Rights in cash with respect to such Quarter, divided by (ii) the price per Common Unit determined by the Conflicts Committee to be used to convert cash into Common Units for this purpose (the “Conversion Price”).

(b)           The Partnership shall not issue fractional Common Units pursuant to Section 6.10(a).  If a distribution of Common Units pursuant to Section 6.10(a) would result in the issuance of fractional Common Units, each fractional Common Unit shall be rounded to the nearest whole Common Unit (and a 0.5 Common Unit shall be rounded to the next higher Common Unit).

(c)           For purposes of Section 5.5 (relating to the determination and adjustment of Capital Accounts), any Common Units distributed to the holders of Incentive Distribution Rights or the General Partner pursuant to Section 6.10(a) will be treated as (i) a distribution of cash equal to the product of (A) the number of Common Units distributed to such person with respect to such Quarter pursuant to Section 6.10(a) and (B) the Closing Price of Common Units on the date the distribution is made (the “Rebooking Price”) and (ii) an immediate contribution of the cash deemed received pursuant to clause (i) to the Partnership in exchange for the Common Units actually received.

(d)           For purposes of Section 6.1(d)(iii)(B) (relating to priority allocations of gross income to holders of Incentive Distribution Rights and the General Partner), including the determination of the amount of GP IDR-Related Distributions, each holder of Incentive Distribution Rights and the General Partner will be deemed to receive a distribution of cash with respect to each In-Kind Distribution Quarter in the amount such person was entitled to receive before the application of Section 6.10(a).

(e)           With respect to each In-Kind Distribution Quarter, the Partnership shall determine, for each of the General Partner and the holders of Incentive Distribution Rights, the product of (i) the number of Common Units received by such person with respect to such In-Kind Distribution Quarter and (ii) any excess of the Conversion Price with respect to such In-Kind Distribution Quarter over the Rebooking Price with respect to such In-Kind Distribution Quarter (the “Product”).  The General Partner shall be specially allocated items of gross deduction and loss of the Partnership until the cumulative amount allocated to the General Partner pursuant to this sentence for the current taxable period and all prior taxable periods is equal to the cumulative amount of Products determined with respect to the General Partner from January 1, 2009 to a date 45 days after the end of the current taxable period.  The holders of Incentive Distribution Rights shall be specially allocated items of gross deduction and loss of the Partnership until the cumulative amount allocated to the holders of Incentive Distribution Rights pursuant to this sentence for the current taxable period and all prior taxable periods is equal to the cumulative amount of Products determined with respect to the holders of Incentive Distribution Rights from January 1, 2009 to a date 45 days after the end of the current taxable period.  The allocations made pursuant to this Section 6.10(e) shall be treated as made pursuant to Section 6.1(d).

Section 2.               General Authority.  The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 2.

Section 3.               Ratification Of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4.               Governing Law.  This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 as of the date first written above.

K-SEA GENERAL PARTNER L.P.

By:	K-Sea General Partner GP LLC

	By:	/s/ Timothy J. Casey
Timothy J. Casey
President